Exhibit 12

Atmos Energy Corporation
Computation of Earnings to Fixed Charges
June 30, 2004

	Three Months Ended		Nine Months Ended
	June 30		June 30
	2004	2003	2004	2003
		(Dollars in thousands)
Income (loss) from continuing operations before provision for income taxes and cumulative effect of accounting change per statement of income	$7,636	$(1,300)	$148,759	$130,200
Add:
Portion of rents representative of the interest factor	920	930	2,660	2,671
Interest on debt & amortization of debt expense	16,011	16,043	49,506	47,679

Income as adjusted	$24,567	$15,673	$200,925	$180,550

Fixed charges:
Interest on debt & amortization of debt expense (1)	$16,011	$16,043	$49,506	$47,679
Capitalized interest (2)	457	183	802	488
Rents	2,760	2,789	7,981	8,014
Portion of rents representative of the interest factor (3)	920	930	2,660	2,671

Fixed charges (1)+(2)+(3)	$17,388	$17,156	$52,968	$50,838

Ratio of earnings to fixed charges	1.41	0.91	3.79	3.55